UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NuScale Power Corporation
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

67079K100
(CUSIP Number)

December 31, 2023
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67079K100	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS BH Investment and Liberty Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 233,356 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 233,356 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,356 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of (i) 233,356 shares of Class A Common Stock directly held by Next Tech 2 New Technology Investment Fund (“Next Tech 2”). BH Investment and Liberty Ltd. (“BHI”) is, together with IBK Securities Co., Ltd. (“IBKS”), the co-general partner of Next Tech 2, with the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 2.

(2)	Based on an aggregate of 76,775,508 shares of Class A Common Stock issued and outstanding as of November 3, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

CUSIP No. 67079K100	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Next Tech 1 New Technology Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 67079K100	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Next Tech 3 New Technology Investment Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,576,804 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,576,804 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,576,804 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (2)
12	TYPE OF REPORTING PERSON OO

(1)	Consists of 2,576,804 shares of Class A Common Stock directly held by Next Tech 3 New Technology Investment Fund (“Next Tech 3”).

(2)	Based on an aggregate of 76,775,508 shares of Class A Common Stock issued and outstanding as of November 3, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

CUSIP No. 67079K100	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Dae Seok Bae
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 264,345 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 264,345 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,345 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 233,356 shares of Class A Common Stock directly held by Next Tech 2, (ii) 30,989 shares of Class A Common Stock directly held by Dae Seok Bae. BHI is, together with IBKS, the co-general partner of Next Tech 2, with the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 2. Dae Seok Bae is the sole controlling person of BHI and therefore is deemed to be an indirect beneficial owner of the shares of Class A Common Stock held by Next Tech 2.

(2)	Based on an aggregate of 76,775,508 shares of Class A Common Stock issued and outstanding as of November 3, 2023, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2023.

CUSIP No. 67079K100	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer:

NuScale Power Corporation, a Delaware corporation

(b)	Address of Issuer’s Principal Executive Offices:

6650 SW Redwood Lane, Suite 210

Portland, Oregon, 97224

Item 2.	(a)	Name of Person Filing:

This Schedule 13G is being filed jointly by:

(i)	Next Tech 1 New Technology Investment Fund (“Next Tech 1”);

(ii)	Next Tech 3 New Technology Investment Fund (“Next Tech 3”);

(iii)	BH Investment and Liberty Ltd. (“BHI”); and

(iv)	Dae Seok Bae

(each a “Reporting Person” and, collectively, the “Reporting Persons”).

(b)	Address of Principal Business Office or, if none, Residence:

The address of principal business office of each of the Reporting Persons is as follows:

Next Tech 1

11, Gukjegeumyung-ro 6-gil, Yeongdeungpo-gu

Seoul 05263, Republic of Korea

Next Tech 3

8, 301 Seocho-Daero, Seocho-Gu,

Seoul 06606, Republic of Korea

BHI and Dae Seok Bae

9F, 21, Yeouidaebang-ro 67-gil, Yeongdeungpo-gu

Seoul 07333, Republic of Korea

(c)	Citizenship:

See the response to row 4 of the cover page for each Reporting Person.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

(e)	CUSIP Number:

67079K100

CUSIP No. 67079K100	Page 7 of 10 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned: See the response to row 9 of the cover page for each Reporting Person.

(b)	Percent of Class: See the response to row 11 of the cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See the response to row 5 of the cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote

See the response to row 6 of the cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of

See the response to row 7 of the cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of

See the response to row 8 of the cover page for each Reporting Person.

Next Tech 3, BHI, and Dae Seok Bae are deemed beneficial owners of shares of Class A Common Stock.

CUSIP No. 67079K100	Page 8 of 10 Pages

Through December 31, 2023, each of Next Tech 1, Next Tech 2 New Technology Investment Fund (“Next Tech 2”), and Next Tech 3 sold certain of their shares of Class A Common Stock. As of December 31, 2023, Next Tech 1 owned no shares of Class A Common Stock.

BHI, as the co-general partner of Next Tech 2, and Dae Seok Bae, as the controlling person of BHI, are deemed to be indirect beneficial owners of the shares of Class A Common Stock owned by Next Tech 2.

BHI and IBK Securities Co., Ltd. (“IBKS”), the co-general partners of Next Tech 2, exercise the right to vote or dispose of the shares of Class A Common Stock held by Next Tech 2 by unanimous consent of the co-general partners.

Additionally, IBKS is the sole general partner of IBKS SME Accelerating Private Equity Fund, which is, together with YJA SME M&A Private Equity Fund and Whale No.1 SME M&A Private Equity Fund, the member of NuScale Korea Ltd. (“NuScale Ltd.”), the sole controlling person of NuScale Korea Holdings LLC (“NuScale Korea”), with the indirect right to vote or dispose of the shares of Class B Common Stock held by NuScale Korea as a result of its indirect membership interest in NuScale Korea. Industrial Bank of Korea, as the controlling person of IBKS, and the Republic of Korea Ministry of Economy and Finance, as the controlling person of the Industrial Bank of Korea, are deemed to be indirect beneficial owners of the shares of Class A Common Stock owned by NuScale Korea and Next Tech 2.

NuScale LLC and Doosan Enerbility Co., Ltd. (“Doosan”) are parties to a Master Services Agreement, dated as of April 29, 2019, in relation to manufacturing consulting services for the NuScale Power Module™. Relatedly, NuScale LLC and Doosan are parties to a Business Collaboration Agreement, dated as of July 31, 2019, as amended by the First Amendment to Business Collaboration Agreement, dated as of November 15, 2019, as further amended by the Second Amendment to Business Collaboration Agreement, dated as of December 19, 2019, and as further amended by the Third Amendment to Business Collaboration Agreement, dated as of July 5, 2021 (collectively, the “BCA”), pursuant to which the scope of Doosan’s preferential rights pursuant to such Master Services Agreement is increased based on investments previously made by Doosan, NuScale Korea, Next Tech 1, Next Tech 2 and Next Tech 3. Due to the current relationship among them with respect to the BCA, Doosan, NuScale Korea, Next Tech 1, Next Tech 2, and Next Tech 3 (as well as the other Reporting Persons as their indirect beneficial owners) disclaim their status as a “group” under Section 13(d) of the Exchange Act, with respect to the shares of Class A Common Stock or Class B Common Stock, as applicable, beneficially owned by each entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 67079K100	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 16, 2024

Next Tech 1 New Technology Investment Fund

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

Next Tech 3 New Technology Investment FunD

By: Its Co-General Partner
BH INVESTMENT AND LIBERTY LTD.

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

By: Its Co-General Partner
SB PARTNERS CO., LTD.

By:	/s/ Ok Keun Yoo
Name:	Ok Keun Yoo
Title:	Representative Director

By: Its Co-General Partner
SAC PARTNERS CO., LTD.

By:	/s/ Chang Sun Son
Name:	Chang Sun Son
Title:	Director

BH Investment and Liberty Ltd.

By:	/s/ Dae Seok Bae
Name:	Dae Seok Bae
Title:	Director

/s/ Dae Seok Bae
Name:	Dae Seok Bae

CUSIP No. 67079K100	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Joint Filing Agreement (filed as Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on May 13, 2023).